For Immediate Release

NORSAT INTRODUCES NEW MICROWAVE PRODUCTS FOR AIRBORNE AND

Ka MULTI-BAND APPLICATIONS

Norsat to demonstrate the new product lines at NAB 2013 in Las Vegas, April 8 – 11, 2013, booth SU3404

Vancouver, British Columbia – April 9, 2013 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments announces the introduction of new Commercial-Off-The-Shelf (COTS) and custom microwave products for airborne and Ka multi-band applications. All of the newly launched microwave products, which include Block Up/Down Converters (BUCs and BDCs), and Low Noise Blockdownconverters (LNBs), are used in satellite signal transmission and reception, and maintain the portability, reliability and durability for which Norsat products have become known.

The introduction of Norsat’s airborne portfolio is led with the launch of a BDC1000X-AIR, which has been lab and field tested for ruggedness and durability in airborne applications. The BDC is compatible with current airborne service providers, and may be fully customized to meet specific customer requirements for frequency, size, shape, and more. The next addition to the Norsat airborne portfolio will be an airborne LNB, and the first custom units will be field tested later in 2013. Norsat’s customized LNBs meet airborne project requirements and provide reliable signal reception and superior performance for the strict specifications of airborne applications.

Norsat is also introducing a line of multi-band LNBs, including the dual and triple Ka-band 9000 series. Norsat remains a leader in the development of reliable Ka-band products, and the new LNB line was developed through the Company’s 20 years of Ka-band product expertise. Norsat’s COTS products provide customers with the most cost effective way to benefit from Norsat’s expertise, while offering highest technical performance and an industry leading three year warranty.

“Norsat has built a reputation for delivering reliable and durable microwave products, and it is essential that the new products we introduce uphold this reputation” states Norsat President & CEO, Dr. Amiee Chan. “Both the Airborne and Multi-band lines of microwave products maintain or improve upon this quality, while solving application-specific problems expressed by our customers. We are pleased to offer a solution that is both highest quality and value through the Airborne and Multi-band product lines.”

Norsat will be exhibiting the new microwave product lines at NAB 2013 in Las Vegas this week, April 8 -11, 2013. For product demonstrations and details, the Company encourages visitors to stop by booth SU3404 or contact for further details.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of flyaway satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com